UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iasonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On August 26, 2024 (the “Effective Date”), Capital Clean Energy Carriers Corp. (the “Corporation” or the “Registrant”) announced that it had completed its previously announced conversion from a Marshall Islands limited partnership to a Marshall Islands corporation in accordance with a Plan of Conversion pursuant to which, among other things (collectively, the “Conversion”), (i) the Registrant converted from a Marshall Islands limited partnership previously named “Capital Product Partners L.P.” (the “Partnership”) to a Marshall Islands corporation pursuant to and in accordance with the Marshall Islands Limited Partnership Act (the “Partnership Act”) and the Marshall Islands Business Corporations Act (the “MIBCA”), (ii) each of the common units of the Partnership (the “Common Units”) outstanding as of immediately prior to the Effective Date was converted into one common share, with par value $0.01 per share, of the Corporation (“Common Shares”) and (iii) the 348,570 General Partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case, outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 Common Shares. Following the Conversion, Capital Maritime & Trading Corp. (“Capital Maritime”), together with its affiliates Capital GP L.L.C. (“CGP LLC”) and Capital Gas Corp. (together with Capital Maritime and CGP LLC, the “Capital Parties”) beneficially own approximately 59.0% of the outstanding Common Shares of the Corporation (based on 58,387,313 Common Shares outstanding and excluding 1,551,061 Common Shares held in treasury).

In accordance with the Plan of Conversion, on the Effective Date, the Partnership filed a Certificate of Conversion and Articles of Incorporation of the Corporation (the “Articles of Incorporation”), in the forms attached hereto as Exhibits 99.1 and 99.2, respectively, with the Registrar of Corporations of the Republic of the Marshall Islands pursuant to Sections 5 and 132 of the MIBCA and Section 27 of the Partnership Act. On the Effective Date, the Corporation adopted the Bylaws of the Corporation (the “Bylaws”), in the form attached hereto as Exhibit 99.3. As of the Effective Date, each of the following have been appointed to serve as an initial director of the Corporation until the first annual meeting of shareholders of the Corporation and until their successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal: Keith Forman, Gerasimos (Jerry) Kalogiratos, Gurpal Grewal, Atsunori Kozuki, Rory Hussey, Abel Rasterhoff, Eleni Tsoukala and Dimitris P. Christacopoulos.

In connection with the Conversion, on the Effective Date the Corporation entered into a Shareholders’ Agreement with the Capital Parties in the form attached hereto as Exhibit 99.4, setting forth certain governance matters with respect to the Corporation (the “Shareholders’ Agreement”) and a Registration Rights Agreement with the Capital Parties, Paparebecorp Limited, a Cyprus limited liability company, and Ascetico Limited, a Cyprus limited liability company, in the form attached hereto as Exhibit 99.5, providing them with certain registration rights with respect to the Common Shares (the “Registration Rights Agreement”). The Corporation also entered into an Executive Services Agreement with CGP LLC in the form attached hereto as Exhibit 99.6, pursuant to which CGP LLC and its affiliates provide certain executive, investor relations and corporate support services to the Corporation (the “Executive Services Agreement”). Further details on the Conversion, the Shareholders’ Agreement, the Registration Rights Agreement, the Executive Services Agreement are set out in the Corporations Report on Form 6-K furnished on August 2, 2024.

As of the Effective Date, Common Units have ceased trading on the Nasdaq Global Select Market (“Nasdaq”) and Common Shares have commenced trading on the Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”. A new CUSIP number (Y00408 107) has been assigned to the Common Shares.

Additionally, in connection with the Conversion, on the Effective Date, the Board of Directors of the Corporation adopted an amendment and restatement of the Partnership’s Omnibus Incentive Compensation Plan to reflect the effects of the Conversion, in the form attached hereto as Exhibit 99.7.

Description of Capital Stock and Risk Factors

A Description of Capital Stock summarizing the material terms of the Corporation’s capital stock as of the date hereof is set forth in Exhibit 99.8. This summary is not a complete description of the terms of the Corporation’s capital stock and is qualified by reference to the Corporation’s Articles of Incorporation and Bylaws, each filed herewith, as well as applicable provisions of the MIBCA.

The risk factors set forth in Exhibit 99.9 are being filed for the purpose of modifying and supplementing certain of the risk factors disclosed under the heading “Item 3.D. Risk Factors—Risks Inherent in an Investment in Us” included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 23, 2024, and should be read in conjunction with the disclosures contained therein.

Press Release

A copy of the press release announcing the completion of the Conversion is attached as Exhibit 99.10 hereto.

Exhibits Number	Description

99.1	Certificate of Conversion

99.2	Articles of Incorporation of Capital Clean Energy Carriers Corp.

99.3	Bylaws of Capital Clean Energy Carriers Corp.

99.4	Shareholders’ Agreement by and among Capital Clean Energy Carriers Corp. and Capital Maritime & Trading Corp., Capital Gas Corp. and Capital GP L.L.C.

99.5	Registration Rights Agreement by and among Capital Clean Energy Corp., Capital Maritime & Trading Corp., Capital Gas Corp., Capital GP L.L.C., Paparebecorp Limited and Ascetico Limited

99.6	Executive Services Agreement by and between Capital Clean Energy Carriers Corp. and Capital GP L.L.C.

99.7	Amended and Restated Omnibus Incentive Compensation Plan of Capital Clean Energy Carriers Corp.

99.8	Risk Factors

99.9	Description of Capital Stock

99.10	Press Release Announcing the Conversion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2024

CAPITAL CLEAN ENERGY CARRIERS CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer